Exhibit 21.1
LORILLARD, INC.
Subsidiaries of the Registrant
As of December 31, 2009

	Organized Under	Percentage Owned
Name of Subsidiary	Laws of	by Lorillard, Inc.
Lorillard Tobacco Company	Delaware	100%
Lorillard Licensing Company LLC	North Carolina	100%
One Park Media Services, Inc.	Delaware	100%
          The names of certain subsidiaries which, if considered as a single subsidiary, would not constitute a “significant subsidiary” as any defined in Regulation S-X, have been omitted.